Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

October 12, 2021

CONFIDENTIAL

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Washington, D.C. 20549

Attention:	Perry Hindin

Anne Parker

Division of Corporate Finance

Office of Manufacturing

Altimar Acquisition Corp. II

Registration Statement on Form S-4

Filed September 20, 2021

File No. 333-259639

Ladies and Gentlemen:

On behalf of our client, Altimar Acquisition Corp. II, a Cayman Islands exempted company (the “Registrant”), we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated October 6, 2021 (the “Comment Letter”) relating to the above-referenced registration statement (the “Registration Statement”). The Registrant has also revised the Registration Statement in response to the Staff’s comments, and, concurrently with delivery of this letter (the “Response Letter”), filed with the Securities and Exchange Commission (the “Commission”) an amendment to the Registration Statement which reflects these revisions and other updated information (such revised filing, “Amendment No. 1”).

To assist your review, set forth below in bold are the comments of the Staff contained in the Comment Letter and immediately below each comment is the response of the Registrant with respect thereto or a statement identifying the location in Amendment No. 1 of the requested disclosure or revised disclosure. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 1. Capitalized terms used but not defined herein have the meanings ascribed to such terms in Amendment No. 1.

Registration Statement on Form S-4

Certain Projected Financial Information, page 111

1.	We note your response to prior comment 10. Please supplement the disclosure to disclose the “numerous assumptions” underlying the Projections. Quantify the disclosure to the extent possible.

Response to Comment 1

In response to the Staff’s comment, the Registrant has revised its disclosure on pages 112-115 of Amendment No. 1.

United States Securities and Exchange Commission

October 12, 2021

Unaudited Pro Forma Condensed Combined Financial Information

Pro Forma Condensed Combined Balance Sheet as of June 30, 2021, page 187

2.

We note that you present a column entitled ‘Pro Forma Fathom OpCo’. Please revise the Pro Forma Condensed Combined Balance Sheet to include a column presenting the historical balance sheet amounts of Fathom OpCo, consistent with Rule 11-02(a)(4) of Regulation S-X. In addition, describe to us the transactions that resulted in the changes in Fathom OpCo’s equity in the Pro Forma Fathom OpCo column and explain why they would not be included as part of the adjustments in the “Total Pro Forma Adjustments” columns. Also, revise the total stockholders’ equity amounts for both Altimar II and Fathom OpCo to be consistent with their historical balance sheets.

Response to Comment 2

In response to the Staff’s comment, the Registrant has revised the pro forma balance sheet on page 190 of Amendment No. 1 to remove the words “Pro Forma” from the Fathom OpCo column. The Registrant has further revised the balance sheet to be consistent with the balance sheet presentation in Fathom OpCo’s financial statements. Additionally, the Registrant has revised the total stockholders’ equity amounts of Altimar II and Fathom OpCo to be consistent with their respective historical balance sheets.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

Pro forma Fathom Condensed Combined Statement of Operations for the year ended December 31, 2020, page 193

3.

We note your disclosure on page 194 and elsewhere that each of the Mark Two, GPI, Summit, Centex, Laser, Micropulse West and PPC acquisitions is individually insignificant under S-X Rule 3-05. We also note from the historical results of these entities presented in your Pro Forma Statement of Operations for the year ended December 31, 2020 on page 193 that in the aggregate those results appear to be significant when compared with Fathom’s fiscal year 2020 results. Please tell us how you considered the guidance in S-X Rule 3-05(b)(2)(iv), which discusses the aggregate impact of businesses acquired or to be acquired since the date of the most recent audited balance sheet, in concluding that financial statements of these entities were not required in this Form S-4 pursuant to S-X Rule 3-05. Provide us with your supporting calculations.

Response to Comment 3

In response to the Staff’s comment, the Registrant respectfully advises the Staff of the following:

On May 21, 2020, the SEC adopted extensive changes to the financial disclosure requirements for business acquisitions and dispositions, including new rules related to individually insignificant acquisitions (the “New Rules”). For the avoidance of doubt, the New Rules include S-X Rule 3-05(b)(2)(iv). Under the New Rules, for individually insignificant acquisitions that, in the aggregate, are greater than 50% significant, the Registrant is required to present:

a.	pro forma financial information depicting the aggregate effects of all such acquisitions that together exceed 50% significance (the “Pro Forma Requirements”); and

b.	historical financial statements for those businesses for which individual significance exceeds 20% but have not yet been filed (the “Audited Financial Statement Requirements”).

The Registrant confirms that each of the Mark Two, GPI, Summit, Centex, Laser, Micropulse West and PPC acquisitions is individually insignificant under S-X Rule 3-05 as further described below.

Mark Two and GPI were each acquired by Fathom OpCo in fiscal 2020 and were the only individually insignificant acquisitions of Fathom OpCo in fiscal 2020. Thus, the denominator for purposes of the significance tests for both Mark Two and GPI was derived from the audited financial statements immediately prior to the year in which each were acquired, which were the financial statements of Fathom OpCo for the year ended December 31, 2019. The individual and aggregate significance of Mark Two and GPI is summarized as follows:

	Mark Two	GPI	Aggregate
Asset Test	4.6%	1.6%	6.2%
Investment Test	7.2%	2.6%	9.8%
Income Test	13.2%	9.7%	22.9%

United States Securities and Exchange Commission

October 12, 2021

Given that Mark Two and GPI are each individually insignificant and do not meet the 50% threshold when aggregated, the Registrant respectfully advises that, in accordance with the New Rules, the Pro Forma Requirements and Audited Financial Statement Requirements are not applicable for Mark Two or GPI.

The Registrant further advises the Staff that Summit, Centex, Laser, Micropulse West, and PPC were each acquired by Fathom OpCo in fiscal 2021. The Registrant notes that the significance tests for Summit, which consists of Summit Tooling and Summit Plastics, was calculated on a combined basis because Summit Tooling and Summit Plastics were under common control at the time of acquisition. In addition, the significance tests for Centex and Laser were calculated on a combined basis because Centex and Laser were under common control at the time of acquisition. Thus, the denominator for purposes of the significance tests for each of the Summit, Centex and Laser (combined), Micropulse West, and PPC acquisitions was derived from the audited financial statements for the year immediately prior to the year in which each were acquired, which were the financial statements of Fathom OpCo for the year ended December 31, 2020.

The individual and aggregate significance of Summit, Centex and Laser, Micropulse West, and PPC are summarized as follows:

	Summit	Centex + Laser	Micropulse West	PPC	Aggregate
Asset Test	4.0%	4.0%	1.5%	0.9%	10.4%
Investment Test	5.3%	9.1%	6.6%	12.4%	33.4%
Income Test	1.8%	18.9%	14.6%	16.3%	51.6%

The Registrant confirms that each acquisition presented above is individually insignificant. However, the Registrant notes that the aggregate income test for these acquisitions is above 50% and therefore, the Pro Forma Requirements under the New Rules are required for Summit, Centex and Laser, Micropulse West, and PPC. As such, the Registrant previously included Pro Forma financial statements which depict the aggregate effects of Summit, Centex and Laser, Micropulse West, and PPC as part of the Article 11 Pro Forma disclosures within the “Unaudited Pro Forma Condensed Combined Financial Information” section of Amendment No. 1.

Further, given that each of the Summit, Centex and Laser, Micropulse West, and PPC acquisitions do not meet the 20% significance threshold, the Audited Financial Statements Requirement is not applicable for Summit, Centex and Laser, Micropulse West, and PPC. There are no other acquisitions or probable acquisitions that have occurred in 2021 through the date of this Response Letter.

The Registrant also advises the Staff that concurrently with the submission of this Response Letter, it has supplementally provided the requested supporting calculations to the Staff.

Non-GAAP Information

Pro Forma Adjusted EBITDA, page 235

4.

The pro forma net income (loss) amounts for the six month ended June 30, 2021 and for the year ended December 31, 2020 used in your reconciliation are not consistent with the pro forma net income (loss) amounts presented for the same periods in the tables on pages 252 and 258 as part of the Fathom OpCo Supplemental Unaudited Pro Forma Combined Financial Information. Please revise or tell us why they should not be the same. Further, revise the introductory sentence to the reconciliation on page 235 or include a footnote to the table to indicate where you present the pro forma statements of operations showing the pro forma net income (loss) amounts to which you are reconciling.

Response to Comment 4

In response to the Staff’s comment, the Registrant has revised its disclosure on page 239 of Amendment No. 1 to indicate the source of each pro forma net income (loss) amount within the Pro Forma Adjusted EBITDA table. Disclosure also has been added to clarify the different assumptions used in preparing the pro forma information for 2021 and 2020, respectively. The Registrant has also revised certain numbers within the Pro Forma Adjusted EBITDA table on page 239 to be consistent with this additional disclosure.

The Registrant respectfully advises the Staff that for the year ended December 31, 2020, the Registrant used the Fathom OpCo pro forma financial information from the Unaudited Pro Forma Condensed Combined Financial Information section because the Fathom OpCo pro forma

United States Securities and Exchange Commission

October 12, 2021

financial information within Management’s Discussion and Analysis did not include the 2021 Acquisitions. The Registrant believes that 2020 Pro Forma Adjusted EBITDA inclusive of the 2021 Acquisitions is a more useful non-GAAP measure for investors than the same measure excluding the 2021 Acquisitions.

In addition, the Registrant has revised its disclosures for consistency. The revised disclosures appear on pages 48-49, 52, 192-193, 197-199 and elsewhere in Amendment No. 1.

Unaudited Condensed Consolidated Financial Statements of Fathom Holdco, LLC

Unaudited Condensed Consolidated Statements of Cash Flows, page F-42

5.

We note that you present a loss on extinguishment of debt as a positive cash flow from financing activities for the six months ended June 30, 2021. Please explain why this amount is not presented as a non-cash adjustment to reconcile net loss to net cash provided by operating activities. See ASC 230-10-45-28.

Response to Comment 5

In response to the Staff’s comment, the Registrant respectfully advises the Staff that it has revised its disclosures on pages 45, 248, F-42 and F-44 of the Registration Statement.

Exhibits

6.

We note your response to prior comment 22. Given that response and the disclosure you cite, it continues to appear that the tax consequences of the transaction are material to investors. Therefore, please file the exhibit required by Item 601(b)(8) of Regulation SK.

Response to Comment 6

In response to the Staff’s comment, the Registrant respectfully advises the Staff that it has revised the disclosure on pages 20, 90 and 177 of Amendment No. 1 and filed a tax opinion as Exhibit 8.1 to Amendment No. 1.

United States Securities and Exchange Commission

October 12, 2021

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If the Staff has any questions concerning this Response Letter or requires further information, please do not hesitate to contact the undersigned at (212) 373-3309.

Very truly yours,

/s/ Raphael M. Russo
Raphael M. Russo

cc:	Securities and Exchange Commission

Charles Eastman

Martin James

Altimar Acquisition Corp. II

Tom Wasserman

Wendy Lai

Paul, Weiss, Rifkind, Wharton & Garrison LLP

Keerthika M. Subramanian